UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

CONSOLIDATED MERCANTILE INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release July 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CONSOLIDATED MERCANTILE INCORPORATED

Date: July 17, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

Toronto, Ontario – July 13, 2007 – Consolidated Mercantile Incorporated (TSX - “CMC” - common) (NASDAQ - “CSLMF” - common)

Consolidated Mercantile Incorporated reports intention to sell its interest in Distinctive Designs Furniture Inc.

The Company announced today its intention to initiate a process to sell its investment interest in Distinctive Designs Furniture Inc., a manufacturer of leather and fabric upholstered furniture.  The Board is currently evaluating potential strategies for implementing the sale.  Consistent with this decision, it is anticipated that future operating results of this investment will no longer be consolidated but rather reported as a Discontinued Operation.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500